

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 7, 2015

Via E-mail
Thomas P. D'Arcy
Chief Executive Officer
American Realty Capital Healthcare Trust III, Inc.
405 Park Avenue, 14th Floor
New York, NY 10022

> **Re: American Realty Capital Healthcare Trust III, Inc.**
> **Post-Effective Amendment to Form S-11**
> **Filed November 25, 2015**
> **File No. 333-196302**

Dear Mr. D'Arcy:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note the suspension of sales activities related to the offering effective November 18, 2015. Please tell us how you considered whether this suspension is a fundamental change or material change to the plan of distribution and how such suspension impacts other ARC-affiliated non-traded REITs.

2. Please revise your disclosure to more specifically clarify the reasons why your board of directors authorized the suspension of this offering effective December 31, 2015. Additionally, please revise to more specifically clarify the reasons your dealer manager elected to suspend sales activities relating to the offering effective November 18, 2015.

3. We note that cash flow used in operations from inception to September 30, 2015 was $1,821, and that all distributions to date have been paid from offering proceeds. Please revise your disclosure to explain the potential impact of the suspension of the offering on your liquidity and capital resources. Additionally, please address the steps that you intend to take to generate capital from alternative sources to fund your operating and capital needs.

4. To the extent the offering resumes, please note the issue of whether you may still rely on Rule 415(a)(1)(ix) as a continuous offering.

Distributions paid from sources other than cash flows from operations . . ., page 38

5. Please update your risk factor to discuss the shortfall between distributions paid and cash flows provided by operations for the nine months ended September 30, 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Coy Garrison, Staff Attorney, at (202) 551-3466 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel
Office of Real Estate and
Commodities

cc: Michael J. Choate, Esq.
Proskauer Rose LLP